SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                            SPORT SUPPLY GROUP, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title and Class of Securities)

                                    848915104
                                 (CUSIP Number)

                          Elizabeth J. Calianese, Esq.
                               Emerson Radio Corp.
                                 Nine Entin Road
                          Parsippany, New Jersey 07054
                                 (973) 884-5800

                                 with a copy to:

                             John D. Schupper, Esq.
                              Lowenstein Sandler PC
                              65 Livingston Avenue
                           Roseland, New Jersey 07068
                                 (973) 597-2500
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 24, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ___.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

CUSIP NO. 848915104

1) Names of Reporting Persons I.R.S. Identification No. of Above Persons (entities only).

         Emerson Radio Corp.
         EIN: 22-3285224

2) Check the Appropriate Box if a Member of a Group.
         (a)                                                  |X|

         (b)                                                  |_|

________________
* Includes (i) 1,000,000 shares issuable upon exercise of warrants beneficially owned by Emerson Radio Corp. ("Emerson") and exercisable within 60 days and (ii) 781,000 shares held by Emerson Radio (Hong Kong) Limited, a wholly-owned subsidiary of Emerson ("Emerson HK"). Excludes 200,000 shares issuable upon exercise of options owned by Geoffrey P. Jurick and exercisable within 60 days. Mr. Jurick is the Chairman of the Board and Chief Executive Officer of Sport Supply Group, Inc. ("SSG"). Mr. Jurick beneficially owns approximately 61% of the issued and outstanding shares of Emerson and is the Chairman of the Board, Chief Executive Officer and President of Emerson, and, therefore, may be deemed to control Emerson. As a result of such control, Mr. Jurick may be deemed to beneficially own the shares of SSG beneficially owned by Emerson. Each of Emerson and Mr. Jurick disclaims beneficial ownership of the shares of SSG beneficially owned by the other.

3) SEC Use Only

4) Source of Funds

   Not Applicable

5) Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e) Not Applicable

6) Citizenship or Place of Organization
         Delaware

Number of shares beneficially owned by each reporting person with:

7) Sole Voting Power
         3,381,000*

8) Shared Voting Power
         0

9) Sole Dispositive Power
         3,381,000*

10) Shared Dispositive Power
         0

11) Aggregate Amount Beneficially Owned By Each Reporting Person
         3,381,000*

12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                              |X|

13) Percent of Class Represented by Amount in Row (11) 40.7%

14) Type of Reporting Person

         CO, HC


1) Names of Reporting Persons I.R.S. Identification No. of Above Persons (entities only).

         Geoffrey P. Jurick

2) Check the Appropriate Box if a Member of a Group.
         (a)                                                  |X|
         (b)                                                  |_|

3) SEC Use Only

4) Source of Funds
         Not Applicable

5) Check Box if Disclosure of Legal  Proceedings  is required  pursuant to
           Items 2(d) or 2(e) Not Applicable

6) Citizenship or Place of Organization
         Germany

Number of shares beneficially owned by each reporting person with:

7) Sole Voting Power
         200,000*

8) Shared Voting Power
         0

9) Sole Dispositive Power
         200,000*

10) Shared Dispositive Power
         0

11) Aggregate Amount Beneficially Owned By Each Reporting Person
         200,000*

12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                              |X|

13)      Percent of Class Represented by Amount in Row (11) 2.7%

14) Type of Reporting Person

         IN

________________

* Represents 200,000 shares issuable upon exercise of options owned by Mr. Jurick and exercisable within 60 days. Mr. Jurick is the Chairman of the Board and Chief Executive Officer of SSG. Mr. Jurick beneficially owns approximately 61% of the issued and outstanding shares of Emerson and is the Chairman of the Board, Chief Executive Officer and President of Emerson, and, therefore, may be deemed to control Emerson. As a result of such control, Mr. Jurick may be deemed to beneficially own the 3,381,000 shares of SSG beneficially owned by Emerson. Mr. Jurick disclaims beneficial ownership of the shares of SSG beneficially owned by Emerson.

          Emerson Radio Corp. ("Emerson") and Geoffrey P. Jurick (together, the "Reporting Persons") hereby amend the Schedule 13D of Emerson (as previously amended as of the date hereof, the "Schedule 13D") relating to the shares of common stock, par value $.01 per share (the "Common Stock"), of SSG as follows:

Item 2.  Identity and Background.

          Item 2 of the Schedule 13D is hereby amended by adding thereto the following:

          The  following  individuals  are no longer  officers or  directors  of
Emerson:  Eugene I. Davis, Raymond L. Steele, Eddie Rishty,  and Kitty Chan.

          The following individuals are now officers or directors of Emerson:

          Stephen H. Goodman is a Director of Emerson. Mr. Goodman is also President, Chief Executive Officer and a Director of the Singer Company, N.V., an international manufacturer and distributor of consumer and industrial sewing machines and a global retailer and distributor of other consumer durable products. Mr. Goodman's principal business address is 915 Broadway, 18th Floor, New York, New York 10010.

          Mario Andriani is President of Emerson Radio Consumer Products Corporation, a wholly-owned subsidiary of Emerson. Mr. Andriani's principal business address is c/o Emerson, Nine Entin Road, Parsippany, New Jersey 07054.

          Christina A. Iatrou is Assistant Secretary and Assistant General Counsel of Emerson. Ms. Iatrou's principal business address is c/o Emerson, Nine Entin Road, Parsippany, New Jersey 07054.

          None of the above individuals have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          The background information for Geoffrey P. Jurick, Robert H. Brown, Peter G. Bunger, Jerome H. Farnum, John P. Walker and John J. Raab is hereby amended by deleting such information in its entirety and substituting the following therefor:

          Geoffrey P. Jurick is Chairman of the Board, Chief Executive Officer and President of Emerson and a Director of Emerson HK. Mr. Jurick's principal business address is c/o Emerson HK, 705-711 Tower #2, The Gateway, 25-27 Canton Road, Kowloon, Hong Kong.

          Robert H. Brown is a Director of Emerson. Mr. Brown is President and Chief Executive Officer of Frost Securities, Inc., an investment banking firm. Mr. Brown's principal business address is c/o Frost Securities, Inc., 2727 N. Harwood, Dallas, Texas 75201-1515.

          Peter G. Bunger is a Director of Emerson. Mr. Bunger's principal occupation is as consultant to Savarina AG, a portfolio management monitoring firm. Mr. Bunger's principal business address is c/o Savarina AG, Clarinden Strasse 22, C-H 8027, Zurich, Switzerland.

          Jerome H. Farnum is a Director of Emerson. Mr. Farnum's principal occupation is as an independent business and financial consultant. Mr. Farnum's address is 17 Hampshire Place, Monroe Township, New Jersey 08831.

          John P. Walker is Executive Vice President and Chief Financial Officer of Emerson. Mr. Walker's principal business address is c/o Emerson, 1901 Diplomat Drive, Dallas, Texas 75234.

          John J. Raab is Senior Vice President - International of Emerson and a Director of Emerson HK. Mr. Raab's principal business address is c/o Emerson, Nine Entin Road, Parsippany, New Jersey 07054.

Item 3.   Source and Amount of Funds or Other Consideration.

          Item 3 of the Schedule 13D is hereby amended by adding thereto the following:

          Through a series of ordinary open market purchases in February and March 2000, Emerson HK acquired an aggregate of 111,500 shares of Common Stock for a total purchase price of $810,842. The purchase price was paid out of Emerson HK's working capital.

Item 4. Purpose of Transaction.

          Item 4 of the Schedule 13D is hereby amended by deleting such Item in its entirety and substituting the following therefor:

          The Reporting Persons intend to continue to review from time to time their positions with respect to the shares of Common Stock owned by them, and may, depending on the circumstances then existing, including their evaluation of the SSG business, assets, operations, the industry in general, economic conditions, prevailing market prices for the Common Stock, investment opportunities of Emerson and other factors, determine to increase, decrease or dispose of the ownership of the Common Stock.

          Except for the transactions described in this Schedule 13D, as of the date hereof, neither of the Reporting Persons has any plan or proposal relating to:

          (a) The acquisition by any person of additional securities of SSG, or the disposition of securities of SSG;

          (b)  An  extraordinary  corporate  transaction,   such  as  a  merger,
          reorganization,   or   liquidation,   involving  SSG  or  any  of  its
          subsidiaries;

          (c) A sale or transfer of a material amount of assets of SSG or any of its subsidiaries;

          (d) A change in the present board of directors or management of SSG, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) A material change in the present capitalization or dividend policy of SSG;

          (f) One or more other material changes in SSG's business or corporate structure;

          (g) Changes in SSG's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of SSG by any person;

          (h) Causing a class of securities of SSG to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of SSG becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

          (j) Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

          Based upon information set forth in SSG's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 11, 2000, as of February 10, 2000, there were 7,267,108 shares of Common Stock issued and outstanding. As of March 9, 2000, Emerson beneficially owned 3,381,000 shares of Common Stock, including (i)1,000,000 shares issuable upon exercise of warrants owned by Emerson and exercisable within 60 days and (ii) 781,000 shares of Common Stock held by Emerson Radio (Hong Kong) Limited ("Emerson Hong Kong"), a wholly-owned subsidiary of Emerson, or 40.7% of the total outstanding Common Stock. Emerson is deemed to beneficially own the shares of Common Stock held by Emerson Hong Kong. Emerson has sole voting and dispositive power with respect to the 3,381,000 shares.

          As of March 9, 2000, Mr. Jurick beneficially owned 200,000 shares of Common Stock issuable upon exercise of options owned by Mr. Jurick within 60 days, or 2.7% of the total outstanding Common Stock. Mr. Jurick has sole voting and dispositive power with respect to these shares of Common Stock. Mr. Jurick beneficially owns approximately 61% of the issued and outstanding shares of Emerson and is the Chairman of the Board, Chief Executive Officer and President of Emerson. As a result of such control, Mr. Jurick may be deemed to beneficially own the 3,381,000 shares of Common Stock beneficially owned by Emerson.

          Each of Emerson HK and Mr. Jurick disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other.

          During the past 60 days, Emerson purchased an aggregate of 111,500 shares of Common Stock on the dates and at the prices set forth below. All of such purchases were effected in ordinary open market transactions.


              Date                   No. of Shares               Price/Share

             2/1/00                     2,500                    $ 6.250
             2/1/00                     2,500                    $ 6.375
             2/2/00                     5,000                    $ 6.500
             2/3/00                     5,000                    $ 6.750
             2/3/00                     5,000                    $ 6.750
             2/4/00                       600                    $ 6.938

             2/4/00                     2,400                    $ 7.313
             2/4/00                     2,000                    $ 7.250
             2/7/00                       100                    $ 7.375
             2/8/00                     3,000                    $ 7.563
             2/8/00                       200                    $ 7.625
            2/10/00                     5,800                    $ 7.500
            2/10/00                     1,000                    $ 7.350
            2/14/00                     4,500                    $ 7.250
            2/15/00                     5,000                    $ 7.250
            2/16/00                     2,000                    $ 7.000
            2/16/00                     2,000                    $ 7.063
            2/18/00                     2,000                    $ 6.875
            2/18/00                     1,000                    $ 7.000
            2/22/00                     5,000                    $ 7.000
            2/23/00                     5,000                    $ 7.000
            2/24/00                    11,500                    $ 6.970
            2/28/00                     2,500                    $ 7.125
            2/29/00                    21,900                    $ 7.662
             3/3/00                    14,000                    $ 8.125
                                       ------                     ------
                                      111,500                   $810,842

          No other person is known to the Reporting Persons to have the right to receive or power to direct dividends from, or proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Persons, except for 500,000 shares of Common Stock pledged to Emerson's senior secured lender.

Item 7. Material to be Filed as Exhibits.

          Item 7 of the Schedule 13D is amended by adding thereto the following:

          (8) Joint Filing Agreement dated as of March 9, 2000 by and between Emerson Radio Corp. and Geoffrey P. Jurick.

                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  March 9, 2000

                                              EMERSON RADIO CORP.

                                              By:    /s/Geoffrey P. Jurick
                                                     ___________________________
                                              Name:  Geoffrey P. Jurick
                                              Title: Chairman of the Board,
                                                     Chief Executive Officer and
                                                     President


                                                     /s/Geoffrey P. Jurick
                                                     ___________________________
                                                     Geoffrey P. Jurick




ATTENTION:  INTENTIONAL  MISSTATEMENTS  OR OMISSIONS OF FACT CONSTITUTE  FEDERAL
            CRIMINAL VIOLATIONS (See 18 U.S.C. 1001)

                                  EXHIBIT INDEX



                                                                   Page No. In
                                                                    Sequential
                                                                     Numbering
    Exhibit No.                    Exhibit Name                       System



          (9) Joint Filing Agreement dated as of March 9, 2000 by and between Emerson Radio Corp. and Geoffrey P. Jurick

                                    Exhibit 9


                             JOINT FILING AGREEMENT

         The undersigned agree that this Schedule 13D filing herewith relating to the shares of common stock of Sport Supply Group, Inc. is filed jointly on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Dated:  March 9, 2000

                                              EMERSON RADIO CORP.

                                              By:     /s/Geoffrey P. Jurick
                                                      __________________________
                                              Name:   Geoffrey P. Jurick
                                              Title:  Chairman of the Board,
                                                      Chief Executive
                                                      Officer and President


                                                     /s/Geoffrey P. Jurick
                                                     __________________________
                                                      Geoffrey P. Jurick